Filed pursuant to Rule 424(b)(3)

Registration No: 333-127709

PROSPECTUS

8,302,500 Shares

Common Stock

This prospectus relates to the disposition of up to 8,302,500 shares of our common stock, or interests therein, by the selling stockholders listed in the section beginning on page 25 of this prospectus, including 2,767,500 shares of our common stock issuable to the selling stockholders upon the exercise of warrants to purchase our common stock. The selling stockholders acquired those shares of our common stock in a private placement that we completed on July 22, 2005. The selling stockholders may dispose of such shares, or interests therein, from time to time on any stock exchange, market or trading facility on which the common stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We will not receive any proceeds from this offering. We will, however, receive the proceeds from the sale of shares of our common stock to the selling stockholders upon the cash exercise of their warrants. We will bear costs relating to the registration of these shares. See “Plan of Distribution” for more information.

Our common stock is traded on the Nasdaq National Market under the symbol “TUTS.” On September 1, 2005, the last reported sales price for our common stock as quoted on the Nasdaq National Market was $3.10 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “ Risk Factors” beginning on Page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September 2, 2005

Overview

Tut Systems is based in Lake Oswego, Oregon. Tut Systems commenced operations in California in 1998. In January 2004, we relocated our headquarters to Oregon. We were incorporated in Delaware in 1998. Our principal executive offices are located at 6000 SW Meadows Road, Suite 200, Lake Oswego, Oregon 97035 and our telephone number is (971) 217-0400.

We design, develop, and sell digital video processing systems that enable telephony-based service providers to deliver broadcast quality digital video signals over their networks. We also offer digital video processing systems that enable private enterprise and government entities to transport video signals over satellite, fiber, radio, or copper networks for surveillance, distance learning, and TV production applications. We also offer broadband transport and service management products that enable the provisioning of high speed Internet access and other broadband data services over existing copper networks within hotels and private campus facilities.

Historically, we derived most of our sales from our broadband transport and service management products. In November 2002, we acquired VideoTele.com, referred to in this report as VTC, from Tektronix, Inc. to extend our product offerings to include digital video processing systems. On June 1, 2005, we acquired Copper Mountain Networks, Inc., referred to in this prospectus as Copper Mountain, for its additional product and engineering resources which we have refocused to further address our expanding video market opportunities for delivering advanced video services over coax and fiber networks.

Industry Background and Dynamics

Technical Challenges for Delivering Broadcast Quality Video over Telco Networks

To deliver broadcast quality video, a non-satellite-based service provider must install a digital TV headend to receive both national and local broadcast TV signals and to properly process these signals for delivery over fiber, cable, or copper-based DSL infrastructures. The limitations on the amount of data that telco DSL facilities can transmit in a fixed amount of time (such limitations are often referred to as bandwidth) when compared to the high bandwidth capacity of cable facilities means that telco headends require greater video processing performance. For example, video headends deployed by cable operators have been able to simply pass high speed satellite-fed TV signals directly to their cable networks without further video compression. Telcos, however, must use video headends that compress the variable data transmission rate of the source signal to a low constant data transmission rate over their DSL networks. Additionally, telco networks often are comprised of multiple hardware platforms that use varying sets of rules, or protocols, for transmitting signals. Therefore, to deliver video services, telcos require digital TV headends that are capable of converting video signals between different hardware platforms using various protocols.

Technical Advancements Are Increasing the Available Market for Telcos to Deliver Video

The bandwidth and distance limitations of the copper-based infrastructure from the telco to the subscriber’s home constrain both the number of video channels that may be delivered simultaneously over a DSL system and the number of customers that are reachable from a telco central office. Emerging advancements in video compression technology will soon enable high quality video streams to be transported at much lower data transfer speeds. These emerging advancements are expected to lower data transfer rates by more than 65% relative to technologies currently used in existing satellite and cable facilities. These emerging compression advancements also introduce the possibility of delivering high-definition television over bandwidth constrained DSL lines for the first time. Additionally, there are DSL advancements emerging that expand the available bandwidth from the telco to the subscriber’s home thereby supporting higher DSL data transfer rates over longer distances. The combination of these advancements will enable telcos to reach a higher percentage of their customers with a larger number of video channels.

While DSL technology will continue to dominate telco broadband networks for the foreseeable future, telephone companies are beginning to construct fiber networks to their customers’ homes. Though fiber-to-the-home will eliminate bandwidth limitations on delivering higher speed data services and high-quality video offerings, telephone companies deploying fiber-to-the-home will require advanced video processing to convert signals between multiple protocols used in their networks.

The Market for Enterprise and Government Video Systems

Private enterprises and government entities also use digital video processing systems to distribute video for applications that include corporate training, video and film production, video surveillance, and distance education. In these applications, the particular video source to be encoded may be a signal from a local TV station that needs to be brought back to a regional or statewide digital TV headend that may be 100 miles away, it may be a signal received from an outdoor surveillance camera that needs to reach a decoder or personal computer for viewing hundreds of miles away, or it may be a signal from a university seminar that needs to feed multiple remote classroom sites. This market is also characterized by tradeoffs between the cost of long-distance broadband facilities and the cost of video encoding systems to reduce the need for additional bandwidth. We believe that this market will also expand as advanced video encoding techniques lower the bandwidth requirements for transmitting video signals.

Our Solutions

Our suite of products is focused on enabling the delivery of broadcast quality video over traditional telco networks. We leverage VTC’s previous 20 years of experience to develop video-based products that meet the special video processing requirements of telcos. Unlike standard cable headends, our Astria digital video headend solution converts the high and varying data transfer rate signal received as input from a satellite or terrestrial source into a lower constant data transfer rate video stream for subsequent delivery over a telco’s DSL or fiber-to-the-home access network. Our high-performance, cost-effective systems are based on the standards developed by the Motion Pictures Expert Group, or MPEG, including MPEG-1 and MPEG-2. We have recently upgraded our Astria family of products to support the new MPEG-4 AVC compression technology that provides lower encoding rates and more advanced interactivity than the current MPEG standards. We believe that the lower encoding rates of MPEG-4 AVC will extend the reach of video services and enable high-definition TV to be delivered over bandwidth-constrained copper networks. Customers for our Astria video content processing systems include independent operating companies in North America, such as Oxford Networks, and international incumbent carriers, such as PCCW in Hong Kong.

Our video transmission systems use software and hardware components from our digital TV headend systems packaged in a smaller form factor to encode video signals for transmission over private or government networks. These products are used for applications such as studio-to-transmitter transport, video surveillance, and distance education. We sell our video transmission systems to TV broadcasters, government agencies, and educational institutions.

We also offer broadband transport and service management products that enable the provisioning of high speed Internet access and other broadband data services over existing copper networks within hotels and private campus facilities. Customers for our broadband data systems include system integrators, competitive carriers for the hospitality industry and private educational and commercial entities.

Strategy

Our objective is to be the leading provider of video content processing solutions for the delivery of broadcast and on-demand video services to residential customers over telephony networks. Key elements of our business strategy are as follows:

Maintain Market Leadership in North American Telco Market for Digital TV Headends

We believe that our installed base of digital video headend systems represents over 50% of the North American headend market for video over DSL services. Our strategy is to maintain this leadership position with continued enhancements to the Astria product line as more and larger telephone companies in North America begin to introduce bundled voice, data and video services. Our development efforts are focused on introducing MPEG-4 AVC to new customers and as an upgrade option to our installed base. MPEG-4 AVC will enable our telco customers to address a larger percentage of their geographic market. We also expect to incorporate additional features to enable our Astria product line to deliver other advanced video services such as high-definition TV later in 2005.

Expand Sales Efforts to International Markets

While we continue to grow our North American customer base, we are also strengthening our direct sales force to focus on major European service providers that see a need for a bundled voice, data and video offering. In Asia, in addition to our direct sales forces, we have developed relationships with value-added distributors and partners to focus on key opportunities to market and sell our Astria products. Many of the larger European and Asian service providers represent an opportunity to sell multiple digital TV headends.

Accelerate Market Adoption of Video Over Telco Networks

To encourage service providers to more rapidly accept the business case for video over telco networks, we are working simultaneously on several initiatives to:

•	continue to educate the market on the viability of existing digital video processing solutions by using our customers as references and benchmarks for prospective customers. To do so, we will continue to host user group conferences, speak at public conferences, issue joint press releases with new customers and arrange meetings between potential and current customers;

•	continue to expand our advanced encoding technology to lower the data transfer rate of video streams to extend the reach of video over DSL networks and allow new services such as high-definition TV;

•	continue to work with partners to simplify and lower the cost of deploying end-to-end solutions; and

•	continue to work with and lead standards bodies to facilitate the rapid adoption of new technologies and standards.

Partner with Leading Industry Vendors to Provide End-to-End Solutions

To deliver a complete end-to-end video solution, we are partnering with leading industry vendors that provide key system elements such as broadband access systems, network switches and routers, customer premises set-top boxes, video-on-demand systems and service management software that, together with our Astria content processor products, provide a complete video solution. As a result, we have focused our business development and strategic marketing efforts on working with such partners to facilitate a cost-effective, ready-to-deploy, high-performance solution based on customers’ architecture and business requirements. Our strategy with these partners is to design, develop and market end-to-end systems solutions that will allow any form of video content (including broadcast TV, video-on-demand and streaming media from the Internet) to be carried over any telephony network to any TV, personal computer, or mobile end-user device.

Leverage Our Digital TV Headend Expertise in Additional Markets

We will continue to incorporate software and hardware components developed for our digital TV headend systems into our video transmission systems to meet the growing need for advanced surveillance and broadcast applications. Additionally, we will continue to partner with other industry vendors on applications for new potential customers, such as large corporations and educational institutions. We intend to expand and further specialize our video products for surveillance and broadcast TV backhaul applications, and we will seek new distribution channels for our video transmission product line.

Selectively Pursue Acquisitions to Expand Our Markets and Product Offerings

In addition to our internal research and development efforts, we continually evaluate acquisitions of companies and technologies that could extend our product offerings, technology expertise, industry knowledge and global customer base. Since 2000, we have completed five acquisitions, including the acquisition of VideoTele.com in November 2002 and the acquisition of Copper Mountain Networks, Inc. in June 2005. The products and technologies that we acquired through these acquisitions have facilitated our entry into new markets, expanded our product line in existing markets, and added additional technical expertise to develop new products for evolving markets in the future. Going forward, we anticipate our acquisition efforts will be focused on targets that will extend our existing video-based products and markets.

Our Products

We design, develop and sell video content processing systems and broadband transport and service management products. Our digital TV headend system enables telephony-based service providers to transport broadcast quality digital video signals across their networks and our digital video transmission systems optimize the delivery of video signals across enterprise, government and education networks. Our broadband transport and service management products enable the transmission of broadband data over existing hotels and private campus networks.

Video Processing Systems

Our video processing products must interoperate with other products from third-parties to enable a complete end-to-end broadcast TV system. To ensure proper interoperation for our customers, we offer a system integration service whereby we purchase, assemble, configure and test key components together before delivering the integrated system to the customer. Typical third-party components include satellite receivers, antennas and decoders, network switches and routers, radio frequency modulation units, and service management software.

Astria CP (Content Processor) Our Astria CP is a digital video processing platform typically used by carriers at a digital TV headend location to convert hundreds of TV channels into low, constant-data-transmission-rate video formats for delivery over any broadband access network. It is a third-generation, video processing system that we have specifically designed for the digital TV marketplace. The Astria CP uses our QualView™ software applications that employ patented and patent pending technologies to deliver high quality video when converting satellite-based variable data transmission rate video and audio signals to low, constant-data-transmission-rate content for delivery over telco networks. These QualView applications can separate the desired TV channels from a mix of over 200 channels received from various satellites, lower the data transmission rate of the desired channels, and convert the video signals to the appropriate network interface and protocol. The Astria CP also supports encoder modules that convert uncompressed video signals to compressed constant-data-transmission-rate video streams.

Each Astria CP can process up to 200 video and audio channels, depending on the type of processing required. The Astria CP works with various telephone company copper, fiber, or cable networks providing ultimate flexibility when designing a commercial video delivery system. The Astria CP may be populated with a mix of video encoders and flexible processor modules, which in turn may be configured and reconfigured with a simple QualView software download to enable a variety of video processing functions. Up to 12 system modules may be configured within a single Astria chassis.

The Astria CP processes video content in standard MPEG-1 or MPEG-2 formats and beginning in 2005 we began offering Astria products that support MPEG-4 AVC encoding technology. MPEG-4 AVC provides lower encoding rates and more advanced interactivity than MPEG standards previously provided. We deployed the first commercial Astria CP supports MPEG-4 AVC in the first half of 2005. This model of our Astria CP enables our customers to reach the next stage data transmission rate reduction without having to upgrade their complete headend, thus preserving the customer’s original investment. It also enables video streams to be easily viewed from the large base of personal computers running MPEG-4 AVC Windows Media players.

Astria RCP (Remote Content Processor) For service providers delivering digital TV over regional or statewide networks, our Astria RCP provides an affordable way to distribute video signals sourced from a single digital TV headend. The Astria RCP typically accepts pre-processed TV channels from a centralized Astria CP via a fiber backbone network and performs appropriate network and protocol conversion for delivery of the video streams over a variety of telco access networks. The Astria RCP can also be used to encode and compress local TV channels. This flexibility allows service providers to place Astria RCPs at the edge of a fiber optic transport network to deliver aggregated and localized content to a specific region or community. The ability to add or drop channels into the line-up at the edge of the transport network allows service providers to incorporate local programming, advertising, and emergency alert system content. This capability enables a service provider to offer a customized mix of channels and content that is relevant to local subscribers. The Astria RCP comes in four-, two- and one- slot form factors.

Astria VSP (Video Service Processor). Our Astria VSP is a high-density integrated platform for simulcasting both analog and digital video programs at the edge of a carrier’s IP network. As cable multiple system operators, or (MSOs), and telco service providers seek to leverage the cost and operational benefits of IP networks to deliver advanced video services, intelligent devices are required at the edge of these IP networks where they meet last-mile radio frequency, or RF, access networks. At the IP edge the Astria VSP converts video and audio channels to both analog and digital formats for delivery over either coax cable in the case of cable MSOs or fiber to the premises, or FTTP, in the case of telco service providers.

Purpose-built for converged network deployments, the Astria VSP provides a complete solution for edge decoding, RF up conversion, and quadrature amplitude modulation integrated into a single carrier-class chassis. The Astria VSP provides scalability, flexibility and reliability built on a powerful, highly programmable architecture consisting of network processors, Field Programmable Gate Arrays, or FPGAs and Digital Signal Processors or DSPs.

Aveon™ Element Management System. Our Aveon Element Management System enables the service provider to configure and monitor Astria CP and RCP systems across wide area networks. The ability to use Aveon to create a single network view of the system gives service providers a simple to use yet powerful tool for controlling all aspects of operating a video network from a single management location.

Video Transmission Systems for Enterprise and Government Applications. Our video transmission system leverages the software components and hardware modules used within the Astria CP, but is packaged in a smaller form factor for private enterprise and government markets.

The video transmission system was introduced in the second quarter of 2003 and is our premier digital video system for delivering mission critical, high-quality video in real-time for private network applications. Each chassis is designed to hold multiple encoders, decoders and network interfaces. It supports up to 6 system modules in contrast to the Astria CP that supports up to 12 system modules. The system works across satellite, radio, or fiber networks. An embedded web server controls and manages the system via an intuitive web-based graphical user interface, enabling administration of the product from any location on the network. The video transmission system is also supported by third-party scheduling software for video conferencing and distance learning applications.

Broadband Transport and Service Management Products

Prior to our entry into the video processing business in November 2002, our primary focus was on the sale of our broadband transport and service management products. The market for these systems is characterized by the need to transport high-speed data signals across private buildings or campus locations, where the only available transmission facility is composed of copper telephone wires. We have been a participant in this market since the introduction of our first XL Ethernet extension product in 1992. Applications within this market include: (i) connecting hotel guests to broadband Internet services over the hotel’s telephone wires, (ii) connecting video surveillance cameras, back office PC’s, and railroad station ticket machines to a backbone network, and (iii) connecting two local area networks, or LANs, across a business campus without having to run new wires or cables.

Our Expresso line of products uses proprietary transmission technology to provide a low-cost, easy to install solution that can deliver broadband Internet access to multiple nodes over a single pair of copper wire for broadband Internet applications across multi-tenant complexes such as hotels, apartments and private campus facilities. We recently added Ethernet over very high speed DSL line cards to our existing Expresso chassis. This higher speed application enables our customers to deliver broadcast TV, video-on-demand service, and Internet service throughout a multi-tenant complex.

Our XL line of Ethernet extension products is often used by individual enterprises to extend their data networks over distances that cannot be accommodated by standard Ethernet wiring. Various XL products operate over distances of up to 20,000 feet, at data transmission rates up to 10 Mbps, all over a single pair of ordinary telephone wires. In certain situations, these XL products are used in combination with our video transmission system products to support the encoding of local content to feed digital video headends.

Our Expresso and XL transport products are augmented by our Expresso subscriber management system, which authenticates users, manages bandwidth and IP addresses, and processes credit card or password information for billing purposes. Subscriber management systems are typically found in hotels that offer broadband Internet service to guests, in campus housing complexes to manage broadband Internet access, and in wireless Wi-Fi “hot spots” such as hotel lobbies and Internet cafes.

Customers and Markets

Our target customers for our Astria video content processing systems are telephony-based incumbent local exchange companies, independent operating telephone companies and international post, telephone and telegraph companies that aim to deliver advanced video services over their existing copper, fiber or coaxial cable infrastructures. Target customers for our video transmission systems include TV broadcasters, government agencies, and educational institutions. Target customers for our broadband data systems are system integrators, competitive carriers for the hospitality industry, and private educational and commercial entities.

Service Providers

Over 130 service providers now use our Astria products to deliver digital TV over DSL and other broadband networks. We installed our first commercial digital TV headend at Chibardun Telephone Cooperative in Dallas, Wisconsin in 2000. Since that time, we have deployed our digital TV headend solution throughout the world to service providers that range in size from 5,000 to more than 400,000 access lines.

Our international sales to service providers have been concentrated primarily in Asia, Europe and Mexico. In 2002, Telenor AS, Norway’s largest telecommunications provider with more than 1.8 million customers, launched digital TV services over its network using an Astria CP. In 2003, PCCW, which acquired the former Hong Kong Telephone Company in 2000, launched service to its customers from an Astria headend and signed up more than 150,000 customers to its Broadband TV service in the first two months after launch. Currently, PCCW is delivering service to more than 450,000 customers from an Astria headend. Additionally in 2003, our broadband transport and service management products were deployed by Telefonos de Mexico, S.A., or TelMex, to offer a national “hot spot” wireless Internet in Mexico’s major public facilities such as airports, hotel lobbies, restaurants and hospitals.

We expect the small to medium size independent telephone operating companies in the United States to remain the primary near-term market for Astria products. In late 2004 and early 2005 we saw the emergence of the tier-one telcos in the U.S. begin to test and evaluate the deployment of broadcast quality video signals for DSL-based networks. We expect that tier-one telco market opportunities for our products will continue to expand over the next several quarters.

Distributors and System Integrators

We market our broadband transport and service management products to domestic and international system integrators who in turn market and sell our products to educational and government institutions, commercial enterprises, regional competitive service providers and national carriers. Our distributors and system integrators include local resellers, large volume distributors such as Ingram Micro Inc., and international integrators such as Enterasys Networks, Inc. in Europe.

Marketing, Sales and Customer Support Marketing

We seek to increase both the demand and visibility of our products in the markets we serve through attendance at major industry tradeshows and conferences, distribution of sales and product literature, operation of a company web site, direct marketing and ongoing communications with our customers, the press, and industry analysts. As appropriate, we enter into cooperative marketing and/or development agreements with strategic partners that may include key customers, and manufacturers of various products, including radio, fiber, video equipment, set-top boxes and others.

Sales

In North America, we sell our products primarily to service providers and through multiple sales channels, including a select group of regional value added resellers, system integrators and distributors. Internationally, we sell and market our products through systems integrators and distributors. We have regional account managers throughout the United States and sales offices in Beijing, China; Hong Kong; Paris, France; and Oxford, England. Sales to customers outside of the United States accounted for approximately 43.0%, 18.4% and 23.3% of revenue for the years ended December 31, 2002, 2003 and 2004, respectively and 19.0% and 16.6% for the six months ended June 30, 2004 and 2005, respectively. We believe that our products can serve the substantial emerging market for digital video and high-speed data access products outside of the United States.

Customer Support

We believe that consistent high-quality service and support is a key factor in attracting and retaining customers. Service and technical support of our products is coordinated by our customer support organization. Our systems application engineers, located in each of our sales regions, support pre-sales and post-sales activities. Customers can also access technical information and receive technical support via our web site.

Our systems integration group in Cary, Illinois integrates our products with third-party equipment and then tests, delivers and installs complete headend systems for our customers that require an end-to-end solution.

Research and Development

Our research and development efforts are focused on enhancing our existing products and developing new products through our emphasis on early stage system engineering. Most of our research and development efforts relate to our video content processing and video service processor technologies. The product development process begins with a comprehensive functional product specification based on input from the sales and marketing organizations. We incorporate feedback from end users and distribution channels, and through participation in industry events, industry organizations and standards development bodies, such as the Broadband World Forum and MPEG-4 AVC Industry Forum. Key elements of our research and development efforts include:

•	Core Designs. We develop and/or acquire platform architectures and core designs that allow for cost-effective deployment and flexible upgrades that meet the needs of multiple markets and applications. These designs emphasize quick time to market and future cost reduction potential. The Astria, Expresso, and Expresso SMS platforms are a direct result of this effort.

•	Product Line Extensions. We seek to extend our existing product lines through product modifications and enhancements in order to meet the needs of particular customers and markets. Products resulting from our product line extension efforts include the Astria RCP, Astria VSP and the video transmission system.

•	Use of Industry Standard Components. Our design philosophy emphasizes the use of industry standard hardware and software components whenever possible to reduce time to market, decrease the cost of goods, and reduce the risks inherent in new design. We maximize the use of third-party software for operating systems and certain protocol stacks, which allows our software engineers to concentrate on hardware-specific drivers, user interface software and advanced features.

•	New Technologies. We seek to enhance our product lines by incorporating emerging technologies, such as MPEG-4 AVC, advanced multi-service stream processing, higher speed fiber interfaces and new network management software features. Additionally, our active involvement in industry based standards associations, such as the MPEG-4 AVC standards body, enables us to incorporate recommended platform architectures and standards into our technology.

•	Technical Standards Compliance. We design our various systems and product lines to incorporate technical standards developed by worldwide organizations, including International Telecommunications Union, Institute of Electrical and Electronic Engineers, American National Standards Institute, or ANSI, European Telecommunications Standards Institute, or ETSI, and the Full-Service VDSL Committee. Important capabilities supported by these standards include network quality of service, MPEG encoding, Internet Group Management Protocol, Dynamic Host Configuration Protocol, and Network Address Translation.

Intellectual Property

Our success and ability to compete depends in part upon on our proprietary technology and our ability to protect that technology. We rely on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect our proprietary technology. We currently hold 50 United States patents and have 12 United States patent applications pending. Furthermore, as a result of our acquisition of VTC, Tektronix has agreed not to assert against us or any of our affiliates or customers any of its patents that are based on applications filed prior to November 7, 2002 or that are based on inventions conceived or reduced to practice prior to that date where the assertion relates to our products for generating, processing or delivering video, audio or data for the education, entertainment, conferencing or security markets. We leverage readily available technology and standard components by adding proprietary software enhancements to gain competitive advantage, increase performance and lower cost. In addition, we have substantial trade secrets in the area of processing and managing video streams.

Manufacturing

We do not manufacture any of our own products. We rely on contract manufacturers and third-party OEMs to manufacture, assemble, test and package our products. We require International Organization for Standardization (ISO) 9002 registration for our contract manufacturers as a condition of qualification. We monitor each contractor’s manufacturing process performance through audits, testing and inspections. Each contractor’s quality is also rigorously assessed through incoming testing and inspection of packaged products received from each contractor. In addition, we monitor the reliability of our products through in-house repair, reliability audit testing and field data analysis.

We currently purchase a substantial portion of the raw materials and components used in our products through contract manufacturers. We forecast our product requirements to maintain sufficient product inventory to ensure that we can meet the required delivery times demanded by our customers. Our future success will depend in significant part on our ability to obtain manufactured products on time, at low costs and in sufficient quantities to meet demand.

Competition

The market for video and broadband data systems is intensely competitive, and we expect that this market will continue to become more competitive in the future. Our immediate competitors for digital TV markets are primarily small private companies that are focused on a more narrow product line than ours and thereby may be able to devote substantially more targeted resources to developing, marketing and selling new products than we can. In targeting larger telco customers, we expect to compete with larger public companies, including Harmonic, Inc. (Harmonic), Tandberg Television ASA, (Tandberg), Scientific Atlanta (SA) and Motorola, Inc. (Motorola). These competitors have achieved success in providing TV headend components for cable multiple system operators and satellite TV providers. Although their products have been designed specifically to meet the needs of cable networks, we expect these competitors to market some of their products for use in TV over DSL applications. We attribute our success in this market to the quality, cost-effectiveness, and unique capabilities of our Astria video content processing system.

Our competition in the market for surveillance, distance education, and broadcast applications primarily comes from small private companies and public companies such as Optibase Inc. and Tandberg that together offer a wide array of products with special features and functions. A few of these companies also compete with us in the digital TV headend market. Our competitive success in this market has depended upon having the right form factor and set of features required for a specific application, our long established distribution channels, and our ability to quickly modify an existing product to support the required features.

Our broadband transport and service management products business tends to compete against public network equipment providers, such as Paradyne Corporation, and private and foreign companies. To maintain our competitive position in the private broadband market, we have focused our product development efforts on cost reduction and feature enhancement. Our expertise in particular vertical markets such as the hospitality industry, and our relationships with system integrators in those markets allow us to compete more effectively against larger competitors. We believe that we are among the market leaders for broadband systems in the United States hospitality industry.

All of our competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products than we can. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures that we face will not harm our business.

Employees

As of December 31, 2004, we employed 115 people, including 20 in manufacturing operations and customer support, 45 in sales and marketing, 35 in research and development and 15 in general and administrative. As of June 30, 2005, we employed 160 people, including 24 in manufacturing operations and customer support, 43 in sales and marketing, 74 in research and development and 19 in general and administrative.

Facilities

Our executive and principal administrative and engineering facility totaling approximately 22,450 square feet is located in Lake Oswego, Oregon. We have a sales and engineering facility, totaling approximately 17,000 square feet, located in Pleasanton, California and an approximately 13,000 square foot engineering facility in San Diego, California. The lease for the Lake Oswego facility expires in December 2007, the lease for the Pleasanton facility expires in June 2007 and the lease in San Diego expires in January 2006. In addition, we have a product staging and warehouse facility totaling approximately 7,500 square feet in Cary, Illinois. The lease for this facility expires in June 2007. We have one minor facility in the United Kingdom that is leased month-to-month. Selling, marketing, operational and research and development activities are conducted at all of our facilities. We believe that our facilities will be adequate to meet our requirements for the foreseeable future and that suitable additional or substitute space will be available as needed.

THE OFFERING

On July 22, 2005, we completed the sale of 5,535,000 shares of our common stock at a price of $2.70 per share and warrants to purchase 2,767,500 shares of our common stock at an exercise price of $4.25 per share for gross proceeds of approximately $14.9 million in a private transaction with institutional investors, which we refer to in this prospectus as the private placement. This prospectus covers the resale of up to 8,302,500 shares of our common stock sold in the private placement. We are registering our common stock for disposition by the selling stockholders. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution.”

RISK FACTORS

You should carefully consider each of the following factors as well as the other information in this prospectus in evaluating our business and our prospects. The risks and uncertainties describe below are not the only ones we face. Additional risks and uncertainties not presently know to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline, which could result in a complete loss of your investment. You should also refer to the other information set forth in this prospectus and incorporated by reference into this prospectus, including our financial statements and the related notes.

In this section on risk factors, pronouns such as “we,” “our” and “us” refer to Tut Systems.

We have a history of significant losses, and we may never achieve profitability.

We have incurred substantial net losses and experienced negative cash flow for each quarter since our inception. As of June 30, 2005, we had an accumulated deficit of $303.3 million. We expect to incur losses in the near future. Moreover, we may never achieve profitability and, even if we do, we may not be able to maintain profitability. We may not be able to generate a sufficient level of revenue to offset our current level of expenses. Moreover, because our expenditures for sales and marketing, research and development, and general and administrative functions are relatively fixed in the short term, we may be unable to adjust our spending in a timely manner to respond to any unanticipated decline in revenue. If we fail to achieve and maintain profitability within the timeframe expected by securities analysts or investors, then the market price of our common stock will likely decline.

Each sale of our digital headend systems represents a significant portion of our revenue for any given quarter. Our failure to meet our quarterly forecast of sales of digital headend systems in any given quarter could have a material adverse impact on our financial results for a given quarter.

Since we acquired VTC in November 2002, a large part of our quarterly revenue is associated with the sale of digital headend systems. Each sale represents a significant portion of our revenue for each quarter. We base our operating forecast on our historical sales. Because of the high cost per unit of our digital headend systems, if we were to sell even one less system than our forecasted number of headend sales per quarter, such a decrease in sales would have a material and adverse impact on our revenue for that quarter and we may fail to meet investor expectations.

We operate in an intensely competitive marketplace, and many of our competitors have greater resources than we do.

Our primary competitors in the digital TV headend market are small private companies that are focused on a more narrow product line than ours, thereby allowing these competitors to devote substantially more targeted resources to developing and marketing new products than we can. As we target larger telco customers for our video content processing systems, we expect more competition from large public companies like Harmonic, Inc., Tandberg, SA and Motorola, Inc., all of which have substantially greater financial, technical and other resources than we do. These competitors have achieved success in providing headend components for cable multiple system operators and satellite TV providers and, we expect these competitors to market some of their products for use in TV over DSL applications. For example, in the past, Harmonic provided video content processing systems to SaskTel, a large Canadian telephone service provider, and currently, Harmonic provides video content processing systems to Video Networks Limited, a video-over-DSL provider in the United Kingdom.

Our competition in the market for video transmission processing products primarily comes from small private companies such as SkyStream Networks and public companies such as Optibase Inc. and Tandberg that, together, offer a wide array of products with special features and functions. Our broadband transport and service management business tends to compete against public, private and foreign network equipment companies.

To the extent that any of these current or potential future competitors enter or expand further into our markets, develop superior technology and products or offer superior prices or performance features relative to our products, such competition could result in lost sales and severe downward pressure on our pricing, either of which would adversely affect our revenue and profitability.

Commercial acceptance of any technological solution that competes with technology based on communication over copper telephone wire could materially and adversely impact demand for our products, our revenue and growth strategy.

The markets for video content processing, transmission and high-speed data access systems and services are characterized by several competing communication technologies, including fiber optic cables, coaxial cables, satellites and other wireless facilities. Many of our products are based on communication over copper telephone wire. Because there are physical limits to the speed and distance over which data can be transmitted over copper wire, our products may not be a viable solution for customers requiring service at performance levels beyond the current limits of copper telephone wire. Our customer base is concentrated on telephone service providers that have a large investment in copper wire technology. If these customers lose market share to their competitors who use competing technologies that are not as constrained by physical limitations as copper telephone wire, and that are able to provide faster access, greater reliability, increased cost-effectiveness or other advantages, demand for our products will decrease. Moreover, to the extent that our customers choose to install fiber optic cable or other transmission media as part of their infrastructure, or to the extent that homes and businesses install other transmission media within buildings, demand for our products may decline. The occurrence of any one or more of these events would harm demand for our products, which would thereby adversely affect our revenue and growth strategy.

If the projected growth in demand for video services from telephone service providers does not materialize or if our customers find alternative methods of delivering video services, future sales of our video content processing systems will suffer.

We manufacture video content processing systems that enable telephone service providers to offer video services to their customers. Our customers, the telephone service providers, face competition from cable companies, satellite service providers and wireless companies. For some users, these competing solutions provide fast access, high reliability and cost-effective solutions for delivering data, including video services. Telephone service providers hope to maintain their market share in their core business of voice telephony as well as increase their revenue per customer by offering their customers more services, including video services and high-speed data services. However, if the telephone service providers find alternative ways of maintaining and growing their market share in their core business that do not require that they offer video services, demand for our products will decrease substantially. Moreover, if technological advancements are developed that allow our customers to provide video services without upgrading their current system infrastructure, or that offer our customers a more cost-effective method of delivering video services, sales of our video content processing systems will suffer. Alternatively, even if the telephone service providers choose our video content processing systems, the service providers may not be successful in marketing video services to their customers, in which case our sales would decrease substantially.

Our operating results fluctuate significantly from quarter to quarter, and this may cause the price of our stock to decline.

Over the last 12 quarters, our revenue per quarter has fluctuated between $9.7 million and $2.0 million. Over the same periods, our losses from operations as a percentage of revenue have fluctuated between approximately 5.2% and 691.0% of revenue. We anticipate that our sales and operating margins will continue to fluctuate. We expect this fluctuation to continue for a variety of reasons, including:

•	The timing of customers’ purchase decisions, acceptance of our new products and possible cancellations;

•	Competitive pressures, including pricing pressures from our partners and competitors;

•	Delays or problems in the introduction of our new products;

•	Announcements of new products, services or technological innovations by us or our competitors; and

•	Management of inventory levels.

If fluctuations in our operating results increase, investors may lose confidence in our business and may sell our stock causing the market price to decline.

The sales cycle for video content processing systems is long and unpredictable, which requires us to incur high sales and marketing expenses with no assurance that a sale will result.

The sales cycle for our headend systems can be as long as 12-18 months. Additionally, with respect to the sale of our products to U.S. and foreign government organizations, we may experience long sales cycles as a result of government procurement processes. As a result, while we continue to incur costs associated with a particular sale prior to payment from the customer, we may not recognize revenue from efforts to sell particular products for extended periods of time. As a result, our quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and may not provide an accurate indicator of our future performance. Our operating results in one or more future quarters may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the trading price of our common stock.

If we fail to accurately forecast demand for our products, our revenue, profitability and reputation could be harmed.

We rely on contract manufacturers and third-party equipment manufacturers, or OEMs, to manufacture, assemble, test and package our products. We also depend on third-party suppliers for the materials and parts that constitute our products. Our reliance on contract manufacturers, OEMs and third-party suppliers requires us to accurately forecast the demand for our products and coordinate our efforts with those of our contract manufacturers, OEMs and suppliers. We often make significant up-front financial commitments with our contract manufacturers, OEMs and suppliers in order to procure the raw materials and begin manufacturing and assembly of the products. If we fail to accurately forecast demand or coordinate our efforts with our suppliers, OEMs and contract manufacturers, we may face supply, manufacturing or testing capacity constraints. These constraints could result in delays in the delivery of our products, which could lead to the loss of existing or potential customers and could thereby result in lost sales and damage to our reputation, which would adversely affect our revenue and profitability. Further, we outsource the manufacturing of our products based on forecasts of sales. If orders for our products exceed our forecasts, we may have difficulty meeting customers’ orders in a timely manner, which could damage our reputation or result in lost sales. Conversely, if our forecasts exceed the orders we actually receive and we are unable to cancel future purchase and manufacturing commitments in a timely manner, our inventory levels would increase. This could expose us to losses related to slow moving and obsolete inventory, which would have a material adverse effect on our profitability.

If we fail to develop and introduce new products in response to the rapid technological changes in the markets in which we compete, we will not remain competitive.

The markets for video content processing, transmission and high-speed data access systems are characterized by rapid technological developments, frequent enhancements to existing products and new product introductions, changes in end-user requirements and evolving industry standards. To remain competitive, we must continually improve the performance, features and reliability of our products. For example, advances in compression technology are leading the video content processing industry to begin the transition to next generation compression standards. These advances will allow for further reductions in the bandwidth required to deliver standard definition video channels and introduce the possibility of delivering high-definition television over asymmetric digital subscriber lines, or ADSL, for the first time. ADSL is a new technology that allows more data to be transmitted over copper telephone lines than standard DSL. Further advances in compression technology, or the emergence of new industry standards would require that we further redesign our products to incorporate, and remain compatible with, emerging technologies and industry standards.

We cannot assure you that we will be able to respond quickly and effectively to technological change. We may have only limited time to enter certain markets, and we cannot assure you that we will be successful in achieving widespread acceptance of our products before competitors can offer products and services similar or superior to our products. If we fail to introduce new products that address technological changes or if we experience delays in our product introductions, our ability to compete would be adversely affected, thereby harming our revenue, profitability and growth strategy.

We depend on international sales for a significant portion of our revenue, which subjects our business to a number of risks. If we are unable to generate significant international sales, our revenue, profitability and share price could be materially and adversely affected.

Sales to customers outside of the United States accounted for approximately 43.0%, 18.4% and 23.3% of revenue for the years ended December 31, 2002, 2003 and 2004, respectively and 19.0% and 16.6% for the six months ended June 30, 2004 and 2005, respectively. Sales and operating activities outside of the United States are subject to inherent risks, including fluctuations in the value of the United States dollar relative to foreign currencies; tariffs, quotas, taxes and other market barriers; political and economic instability; restrictions on the export or import of technology; potentially limited intellectual property protection; difficulties in staffing and managing international operations and potentially adverse tax consequences. Any of these factors may have a material adverse effect on our ability to grow or maintain international revenue.

We expect sales to customers outside of the United States to represent a significant and growing portion of our revenue. However, we cannot assure you that foreign markets for our products will develop at the rate or to the extent that we anticipate. If we fail to generate significant international sales, our revenue, profitability and share price could be materially and adversely affected.

Fluctuations in interest and currency exchange rates may decrease demand for our products.

Substantially all of our foreign sales are invoiced in U.S. dollars. As a result, fluctuations in currency exchange rates could cause our products to become relatively more expensive for international customers, thereby reducing demand for our products. We anticipate that we will generally continue to invoice foreign sales in U.S. dollars. We do not currently engage in foreign currency hedging transactions. However, as we expand our current international operations, we may allow payment in foreign currencies and, as a result, our exposure to foreign currency transaction losses may increase. To reduce this exposure, we may purchase forward foreign exchange contracts or use other hedging strategies. However, we cannot assure you that any currency hedging strategy would be successful in avoiding exchange-related losses. Any such losses would adversely impact our profitability.

If our contract manufacturers, third-party OEMs and third-party suppliers fail to produce quality products or parts in a timely manner, we may not be able to meet our customers’ demands.

We do not manufacture our products. We rely on contract manufacturers and OEMs to manufacture, assemble, package and test substantially all of our products and to purchase most of the raw materials and components used in our products. Additionally, we depend on third-party suppliers to provide quality parts and materials to our contract manufacturers and OEMs, and we obtain some of the key components and sub-assemblies used in our products from a single supplier or a limited group of suppliers. Neither we nor our contract manufacturers or OEMs have any guaranteed supply arrangements with the suppliers. If our suppliers fail to provide a sufficient supply of key components, we could experience difficulties in obtaining alternative sources at reasonable prices, if at all, or in altering product designs to use alternative components. Moreover, if our contract manufacturers or OEMs fail to deliver quality products in a timely manner, such failure would harm our ability to meet our scheduled product deliveries to customers. Delays and reductions in product shipments could increase our production costs, damage customer relationships and harm our revenue and profitability. In addition, if our contract manufacturers and OEMs fail to perform adequate quality control and testing of our products, we would experience increased production costs for product repair and replacement, and our profitability would be harmed. Moreover, that are not discovered in the quality assurance process could damage customer relationships and result in product returns or product liability claims, each of which could harm our revenue, profitability and reputation.

Design defects in our products could harm our reputation, revenue and profitability.

Any defect or deficiency in our products could reduce the functionality, effectiveness or marketability of our products. These defects or deficiencies could cause customers to cancel or delay their orders for our products, reduce revenue or render our product designs obsolete. In any of these events, we would be required to devote substantial financial and other resources for a significant period of time to develop new product designs. We cannot assure you that we would be successful in addressing any design defects in our products or in developing new product designs in a timely manner, if at all. Any of these events, individually or in the aggregate, could harm our revenue, profitability and reputation.

Our business depends on the integrity of our intellectual property rights. If we fail to adequately protect our intellectual property, our revenue, profitability, reputation or growth strategy could be adversely affected.

We attempt to protect our intellectual property and proprietary technology through patents, trademarks and copyrights, by generally entering into confidentiality or license agreements with our employees, consultants, vendors, strategic partners and customers as needed, and by generally limiting access to and distribution of our trade secret technology and proprietary information. However, any of our pending or future patent or trademark applications may not ultimately be issued as patents or trademarks of the scope that we sought, if at all, and any of our patents, trademarks or copyrights may be invalidated, deemed unenforceable, or otherwise challenged. In addition, other parties may circumvent or design around our patents and other intellectual property rights, may misappropriate our proprietary technology, or may otherwise develop similar, duplicate or superior products. Further, the intellectual property laws and our agreements may not adequately protect our intellectual property rights and effective intellectual property protection may be unavailable or limited in certain foreign countries in which we do business or may do business in the future.

The telecommunications and data communications industries are characterized by the existence of extensive patent portfolios and frequent intellectual property litigation. From time to time, we have received, and may in the future receive, claims that we are infringing third parties’ intellectual property rights. Any present or future claims, with or without merit, could be time-consuming, result in costly litigation, divert management time and attention and other resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us. In addition, any such litigation could force us to cease selling or using certain products or services, or to redesign such products or services. Further, we may in the future, initiate claims or litigation against third-parties for infringement of our intellectual property rights or to determine the scope and validity of our intellectual property rights or those of competitors. Such litigation could result in substantial costs and diversion of resources. Any of the foregoing could have an adverse effect upon our revenue, profitability, reputation or growth strategy.

If we fail to provide our customers with adequate and timely customer support, our relationships with our customers could be damaged, which would harm our revenue and profitability.

Our ability to achieve our planned sales growth and retain customers will depend in part on the quality of our customer support operations. Our customers generally require significant support and training with respect to our products, particularly in the initial deployment and implementation stage. As our systems and products become more complex, we believe our ability to provide adequate customer support will be increasingly important to our success. We have limited experience with widespread deployment of our products to a diverse customer base, and we cannot assure you that we will have adequate personnel to provide the levels of support that our customers may require during initial product deployment or on an ongoing basis. Our failure to provide sufficient support to our customers could delay or prevent the successful deployment of our products. Failure to provide adequate support could also have an adverse impact on our reputation and relationship with our customers, could prevent us from gaining new customers and could harm our revenue and profitability.

Failure to integrate acquired businesses into our operations successfully could adversely affect our business.

As part of our strategy to develop and identify new products and technologies, we have made acquisitions, such as our recent acquisition of Copper Mountain. We are likely to make more acquisitions in the future. Our integration of the operations of acquired businesses requires significant efforts, including the coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance. These efforts result in additional expenses and involve significant amounts of management’s time that cannot then be dedicated to other projects. Our failure to manage successfully and coordinate the growth of the combined company could also have an adverse impact on our business. In addition, there is no guarantee that any of the businesses we acquire will become profitable or remain so. If our acquisitions do not reach our initial expectations, we may record unexpected impairment charges. Factors that could affect the success of our acquisitions include:

•	absence of adequate internal controls or presence of significant fraud in the financial systems of acquired companies;

•	any decrease in customer loyalty and product orders caused by dissatisfaction with the combined companies’ product lines and sales and marketing practices, including price increases;

•	our ability to retain key employees; and

•	the ability of the combined company to achieve synergies among its constituent companies, such as increasing sales of the combined company’s products, achieving cost savings and effectively combining technologies to develop new products.

These factors, among others, will affect whether our recent and proposed acquisitions are successfully integrated into our business. Additionally, any future acquisitions may also result in potentially dilutive issuances of our equity securities, acquisition or divestiture related write-offs and the assumption of debt and contingent liabilities. If we fail to integrate acquired businesses into our operations successfully, we may be unable to achieve our revenue, profitability, operations, strategic goals and our competitive position in the marketplace could suffer.

If we fail to manage our expanding operations, our ability to increase our revenues and improve our results of operations could be harmed.

We anticipate that, in the future, we may need to expand certain areas of our business to grow our customer base and exploit market opportunities. In particular, we expect to face numerous challenges in the implementation of our business strategy to focus on selling our products to the larger, more established service providers. To manage our operations, we must, among other things, continue to implement and improve our operational, financial and management information systems, hire and train additional qualified personnel, continue to expand and upgrade core technologies and effectively manage multiple relationships with various customers, suppliers and other third-parties. We cannot assure you that our systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to exploit fully the market for our products or systems. If we are unable to manage our operations effectively, our revenue, results of operations and share price could be harmed.

If material weaknesses in our internal control over financial reporting were to develop (such as those that our independent registered public accounting firm identified in January 2004) and we were unable to remedy such weaknesses in an effective and timely manner, such weaknesses could materially and adversely affect our ability to provide the public with timely and accurate material information about Tut Systems.

In January 2004, our independent registered public accounting firm identified deficiencies in our internal controls that they considered to be material weaknesses. Based on these weaknesses, our chief executive officer and chief financial officer determined that, as of December 31, 2003, our disclosure controls and procedures were not effective to record, process, summarize and report information required to be reported within the time periods specified by the SEC and accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely discussions regarding required disclosure. These material weaknesses related to our inventory and our accounts payable processes, both of which affect our balance sheet and may also affect our income statement reporting. We believe that we have fully addressed these issues, and, therefore, our chief executive officer’s and chief financial officer’s evaluation of our disclosure controls and procedures as of June 30, 2005 concluded that they were effective. (See Item 9A of our Form 10-K for the year ended December 31, 2004 as filed with the SEC for further discussion of these weaknesses as well as for our chief executive officer’s and chief financial officer’s evaluation as of December 31, 2004.) In order for investors and the equity analyst community to make informed investment decisions and recommendations about our securities, it is important that we provide them with accurate and timely information in accordance with the Securities Exchange Act of 1934, as amended, which we referenced to as the (the Exchange Act), and the rules promulgated thereunder. Material weaknesses in our internal control over financial reporting and our disclosure controls and procedures would hinder the flow of timely and accurate information to investors. If such material weaknesses were to develop and we did not address them in a timely matter, investors might sell our shares and industry analysts might either make incorrect recommendations about Tut Systems or else end coverage of Tut Systems altogether, any of which results could harm our reputation and adversely impact our share price.

We are currently engaged in a securities class action lawsuit which, if it were to result in an unfavorable resolution, could adversely affect our reputation, profitability and share price.

We are currently engaged as a defendant in a lawsuit (i.e., Whalen v. Tut Systems, Inc. et al.) that alleges securities law violations against us and certain of our current and former officers and directors under Section 11 of the Securities Act of 1933, as amended, and Section 10(b) and Rule 10b-5 of the Exchange Act. Additionally, our subsidiary Copper Mountain, which we acquired on June 1, 2005, was in December 2001, along with certain of its officers and directors, named as defendants in a class action shareholder complaint filed in the United States District Court for the Southern District of New York, now captioned In re Copper Mountain Networks, Inc. Initial Public Offering Securities Litigation, Case No. 01-CV-10943 alleging violations of securities laws under Section 11 of the Securities Act of 1933, as amended, and Section 10(b) and Rule 10b-5 of the Exchange Act. As a result of the acquisition, we have inherited the responsibility and obligations of Copper Mountain to defend the claims in that case and we are exposed to any liability that may come out of the claims. The Whalen action described and the Copper Mountain action are being coordinated with approximately 300 suits before United States District Judge Shira Scheindlin of the Southern District of New York under the matter In re Initial Public Offering Securities Litigation. While we have reached a settlement with the plaintiffs in the Whalen lawsuit, and prior to the acquisition Copper Mountain reached a settlement in the Copper Mountain action, the settlements are subject to certain contingencies, including court approval of the terms of settlements. If the court does not approve the settlements, or any other applicable contingencies are not resolved or otherwise addressed, we would be required to resume litigation in these matters.

If our products do not comply with complex government regulations, our product sales will suffer.

We and our customers are subject to varying degrees of federal, state and local as well as foreign governmental regulation. Our products must comply with various regulations and standards defined by the Federal Communications Commission, or FCC. The FCC has issued regulations that set installation and equipment standards for communications systems. Our products are also required to meet certain safety requirements. For example, Underwriters Laboratories must certify certain of our products in order to meet federal safety requirements relating to electrical appliances to be used inside the home. In addition, certain products must be Network Equipment Building Standard certified before certain of our customers may deploy them. Any delay in or failure to obtain these approvals could harm our business, financial condition or results of operations. Outside of the United States, our products are subject to the regulatory requirements of each country in which our products are manufactured or sold. These requirements are likely to vary widely. If we do not obtain timely domestic or foreign regulatory approvals or certificates, we would not be able to sell our products where these regulations apply, which could prevent us from maintaining or growing our revenue or achieving profitability. In addition, regulation of our customers may adversely impact our business, operating results and financial condition. For example, FCC regulatory policies affecting the availability of data and Internet services and other terms on which telecommunications companies conduct their business may impede our entry into certain markets. In addition, the increasing demand for communications systems has exerted pressure on regulatory bodies worldwide to adopt new standards, generally following extensive investigation of competing technologies. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers, which in turn may harm our sale of products to these customers.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to manage our business successfully, which could materially and adversely affect our growth strategy, reputation and share price.

We depend on the performance of Salvatore D’Auria, our President, Chief Executive Officer and Chairman of the Board, and on other senior management and technical personnel with experience in the video and data communications, telecommunications and high-speed data access industries. The loss of any one of them could harm our ability to execute our business strategy, which could adversely affect our reputation and share price. Additionally, we do not have employment contracts with any of our executive officers. We believe that our future success will depend in large part on our continued ability to identify, hire, retain and motivate highly skilled employees who are in great demand. We cannot assure you that we will be able to do so.

We routinely evaluate acquisition candidates and other diversification strategies.

We have completed a number of acquisitions as part of our efforts to expand and diversify our business. For example, we acquired our video content processing and video transmission businesses from Tektronix in November 2002 when we purchased its subsidiary, VTC. In addition, on June 1, 2005 we completed a merger with Copper Mountain. Pursuant to the terms of the Agreement and Plan of Merger between Tut Systems and Copper Mountain dated February 11, 2005, Copper Mountain became a wholly-owned subsidiary of Tut Systems, effective June 1, 2005.

We intend to continue to evaluate new acquisition candidates, divestiture and diversification strategies, and if we fail to manage the integration of acquired companies, it could adversely affect our operations and growth strategy. Any acquisition involves numerous risks, including difficulties in the assimilation of the acquired company’s employees, operations and products, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company’s key employees. Additionally, we may incur unanticipated expenses, difficulties and other adverse consequences relating to the integration of technologies, research and development, and administrative and other functions. Any future acquisitions may also result in potentially dilutive issuances of our equity securities, acquisition or divestiture related write-offs and the assumption of debt and contingent liabilities. Any of the above factors could adversely affect our revenue, profitability, operations or growth strategy.

Our stock price is volatile, and, if you invest in Tut Systems, you may suffer a loss of some or all of your investment.

The market price and trading volume of our common stock has been subject to significant volatility, and this trend may continue. In particular, trading volume historically has been low and the market price of our common stock has increased dramatically in recent months. Since the announcement of our acquisition of VTC, the closing price of our common stock, as traded on The Nasdaq National Market, has fluctuated from a low of $1.23 to a high of $7.49 per share. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	our perceived prospects;

•	variations in our operating results and whether we have achieved our key business targets;

•	the limited number of shares of our common stock available for purchase or sale in the public markets;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts, products or technological innovations by us or our competitors; and

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors.

Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Future sales of shares of our common stock could cause our stock price to decline.

Substantially all of our common stock may be sold without restriction in the public markets, subject only in the case of shares held by our officers and directors and affiliates to volume and manner of sale restrictions (other than as described in the following sentence). The approximately 3.3 million shares of common stock that we issued to Tektronix in connection with our November 2002 acquisition of VTC are restricted securities, as that term is defined in Rule 144 under the Securities Act, and therefore subject to certain restrictions. However, we are contractually obligated to file and keep effective a registration statement in order to allow Tektronix to sell these shares to the public. Likewise, Tektronix has the right (subject to certain exceptions) to include these shares in certain registration statements pursuant to which we may sell shares of our common stock. During 2005, Tektronix sold 1.0 million shares of common stock. At June 30, 2005, Tektronix owns 2.3 million shares of common stock.

Sales of a substantial number of shares of common stock in the public market, whether or not in connection with this offering, or the perception that these sales could occur could materially and adversely affect our stock price and make it more difficult for us to sell equity securities in the future at a time and price we deem appropriate.

Our charter, bylaws, retention and change of control plans and Delaware law contain provisions that could delay or prevent a change in control.

Certain provisions of our charter and bylaws and our retention and change of control plans, the “Plans,” may have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of us. The provisions of the charter and bylaws and the Plans could limit the price that certain investors may be willing to pay in the future for shares of our common stock. Our charter and bylaws provide for a classified board of directors, eliminate cumulative voting in the election of directors, restrict our stockholders from acting by written consent and calling special meetings, and provide for procedures for advance notification of stockholder nominations and proposals. In addition, our board has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third-party to acquire a majority of our outstanding voting stock. The Plans provide for severance payments and accelerated stock option vesting in the event of termination of employment following a change of control. The provisions of the charter and bylaws, and the Plans, as well as Section 203 of the Delaware General Corporation Law, to which we are subject, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the current expectations, assumptions, estimates and projections of Tut Systems, Inc., or “Tut Systems” about the company and industries. The forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should,” and similar expressions. The forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks include, among other things, risks regarding employee retention and other risks concerning our respective operations as set forth in the section of this prospectus titled “ Risk Factors,” starting on page 12. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our respective forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances except as required by law.

USE OF PROCEEDS

We will not receive any proceeds from the disposition of the shares of common stock, or interests therein, covered by this prospectus. An aggregate of 2,767,500 shares of common stock covered by this prospectus are issuable only upon the exercise of warrants issued to the selling stockholders. Upon the cash exercise of the warrants, we could receive cash proceeds of up to $11,761,875. There can be no assurance any of these warrants will be exercised by the selling stockholders, or, if exercised, that we will receive any cash proceeds upon such exercises. Any cash proceeds received from the exercise of the warrants will be added to working capital and used for general corporate purposes.

DILUTION

The net tangible book value of our common stock on June 30, 2005 was approximately $12,859,000, or $0.46 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of our shares of our common stock outstanding. Dilution in the net tangible book value per share represents the difference between the amount per share paid by the purchasers of the shares of our common stock on July 22, 2005 and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 5,535,000 shares of common stock and warrants to purchase 2,767,500 shares of common stock on July 22, 2005 at a price of $2.55 per share (after deducting the underwriting discounts and commissions and estimated offering costs), our net tangible book value as of June 30, 2005 would have been approximately $26,962,000, or $0.81 per share. This represents an immediate increase in net tangible book value of $0.35 per share to existing stockholders. The actual prices at which the selling stockholders may sell shares of our common stock will vary from time to time. Therefore, the actual amount of dilution that you will experience, if any, will depend upon the price at the time of your purchase.

The following table illustrates this dilution:

Assumed public offering price per share		$2.55
Net tangible book value per share as of June 30, 2005	0.46
Increase in net tangible book value per share attributable to existing stockholders	0.35

Net tangible book value per share after this offering		0.81

Dilution per share to you		$1.74

Warrants to purchase 2,767,500 shares of common stock at an exercise price of $4.25 per share were not included in the computation of dilution above because they have not been exercised. To the extent these warrants are exercised, there will be further dilution to existing stockholders.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

SELLING STOCKHOLDERS

We are registering the shares of common stock covered by this prospectus on behalf of the selling stockholders named in the following table. The following table sets forth certain information known to us regarding the ownership of our common stock as of August 8, 2005.

Name and Address of Beneficial Owner	Shares Beneficially Owned Before Offering	Number of Shares Offered	Number of Shares Owned After the Offering(1)
Special Situations Fund III, L.P. 153 E. 53rd Street, 55th Floor New York, NY 10022 (2)(3)	2,208,777	2,208,777	0

Special Situations Private Equity Fund, L.P. 153 E. 53rd Street, 55th Floor New York, NY 10022 (2)(4)	469,443	469,443	0

Special Situations Technology Fund, L.P. 153 E. 53rd Street, 55th Floor New York, NY 10022 (2)(5)	89,443	89,443	0

Special Situations Technology Fund II, L.P. 153 E. 53rd Street, 55th Floor New York, NY 10022 (2)(6)	553,332	553,332	0

SRB Greenway Capital, L.P. 300 Crescent Court, Suite 1111 Dallas, TX 75201 (7)(8)	118,944	118,944	0

SRB Greenway Capital (Q.P.), L.P. 300 Crescent Court, Suite 1111 Dallas, TX 75201 (7)(9)	913,054	913,054	0

SRB Greenway Offshore Operating Fund, L.P. 300 Crescent Court, Suite 1111 Dallas, TX 75201 (7)(10)	75,000	75,000	0

Walker Smith International Fund, LTD. 300 Crescent Court, Suite 1111 Dallas, TX 75201 (11)(12)	489,777	489,777	0

Walker Smith Capital, L.P. 300 Crescent Court, Suite 1111 Dallas, TX 75201 (11)(13)	61,888	61,888	0

Walker Smith Capital (Q.P.), L.P. 300 Crescent Court, Suite 1111 Dallas, TX 75201 (11)(14)	348,499	348,499	0

WS Opportunity Fund International, LTD. 300 Crescent Court, Suite 1111 Dallas, TX 75201 (15)(16)	87,944	87,944	0

WS Opportunity Fund, L.P. 300 Crescent Court, Suite 1111 Dallas, TX 75201 (15)(17)	60,888	60,888	0

WS Opportunity Fund (Q.P.), L.P. 300 Crescent Court, Suite 1111 Dallas, TX 75201 (15)(18)	60,000	60,000	0

Bonanza Master Fund LTD. 300 Crescent Court, Suite 1111 Dallas, TX 75201 (19)	2,767,500	2,767,500	0

(1)	Assumes that all shares registered pursuant to this Registration Statement are sold. The selling stockholders may sell all, some or none of their shares pursuant to this Registration Statement. The Registration Statement is being filed to register the shares purchased by the selling stockholders. None of the selling stockholders has informed us of their intent to sell their shares.

(2)	MGP Advisors Limited (“MGP”) is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP. SST Advisers, L.L.C. (“SSTA”) is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, SSTA and MG. Through their control of MGP, AWM, SSTA and MG, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed.
(3)	The number of shares being offered include 1,472,518 shares of common stock and 736,259 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.
(4)	The number of shares being offered include 312,962 shares of common stock and 156,481 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.
(5)	The number of shares being offered include 59,629 shares of common stock and 29,814 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.
(6)	The number of shares being offered include 368,888 shares of common stock and 184,444 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.
(7)	BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. (“SRB Management”). SRB Management is the general partner of SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore”). Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of SRBGC, SRBQP and SRB Offshore. Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker, G. Stacy Smith and Patrick P. Walker on investment strategies from time to time.
(8)	The number of shares being offered include 79,296 shares of common stock and 39,648 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.
(9)	The number of shares being offered include 608,703 shares of common stock and 304,351 shares of common stock issuable upon exercise of a warrant that was purchased in the privsate placement.
(10)	The number of shares being offered include 50,000 shares of common stock and 25,000 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.
(11)	WS Capital, L.L.C. (“WS Capital”) is the general partner of WS Capital Management, L.P. (“WSC Management”). WSC Management is the general partner of Walker Smith Capital, L.P. (“WSC”) and Walker Smith Capital (Q.P.), L.P. (“WSCQP”) and is the agent and attorney-in-fact for Walker Smith International Fund, Ltd. (“WS International”). Reid S. Walker and G. Stacy Smith are the controlling principals of WS Capital. Through their control of WS Capital, Messrs. R. Walker and Smith share voting and investment control over the portfolio securities of each of WSC, WSCQP and WS International. Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker, G. Stacy Smith and Patrick P. Walker on investment strategies from time to time.
(12)	The number of shares being offered include 326,518 shares of common stock and 163,259 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.
(13)	The number of shares being offered include 41,259 shares of common stock and 20,629 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.
(14)	The number of shares being offered include 232,333 shares of common stock and 116,166 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.
(15)	WSV Management, L.L.C. (“WSV”) is the general partner of WS Ventures Management, L.P. (“WSVM”). WSVM is the general partner of WS Opportunity Fund, L.P. (“WSO”) and WS Opportunity Fund (Q.P.), L.P. (“WSOQP”) and is the agent and attorney-in-fact for WS Opportunity Fund International, Ltd. (“WSO International”). Reid S. Walker, G.

Stacy Smith and Patrick P. Walker are the controlling principals of WSV. Through their control of WSV, Messrs. R. Walker, Smith and P. Walker share voting and investment control over the portfolio securities of each of WSO, WSOQP and WSO International. Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker, G. Stacy Smith and Patrick P. Walker on investment strategies from time to time.
(16)	The number of shares being offered include 59,296 shares of common stock and 28,648 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.
(17)	The number of shares being offered include 40,592 shares of common stock and 20,296 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.
(18)	The number of shares being offered include 40,000 shares of common stock and 20,000 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.
(19)	Berndy Box is a natural person who has investment voting power for this Selling Stockholder. The number of shares being offered include 1,845,000 shares of common stock and 922,500 shares of common stock issuable upon exercise of a warrant that was purchased in the private placement.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for Tut Systems by DLA Piper Rudnick Gray Cary US LLP, San Diego, California.

EXPERTS

The consolidated financial statements and financial statement schedule of Tut Systems, Inc. incorporated into this prospectus by reference to the Amended Annual Report on Form 10-K/A of Tut Systems, Inc. for the year ended December 31, 2004 have been so incorporated in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Copper Mountain Networks Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph relating to the ability of Copper Mountain Networks, Inc., to continue as a going concern, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. When used in this prospectus, the term “registration statement” includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the Securities and Exchange Commission as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the Securities and Exchange Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with such laws, will file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy statements, and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549. Information regarding the operation of the public reference facilities may be obtained by calling 1 800 SEC 0330. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov. Tut Systems’ common stock is listed on The Nasdaq National Market.

We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus incorporates by reference the following documents and information, all of which Tut Systems has filed in the past with the SEC:

•	Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, filed on May 2, 2005.

•	Copper Mountain Networks, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed March 14, 2005.

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2005 filed on May 12, 2005 and for the quarter ended June 30, 2005 filed on August 2, 2005.

•	Copper Mountain Networks, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005.

•	Our Current Reports on Form 8-K and 8-K/A, filed on February 1, 2005, May 20, 2005, June 7, 2005, July 25, 2005 July 26, 2005, and August 17, 2005 respectively.

•	Our Definitive Proxy Statement filed on Schedule 14A for our annual meeting of stockholders held on June 20, 2005, filed on June 3, 2005.

•	The description of our common stock that is contained in the Registration Statement on Form S-1/A, filed on March 23, 2000.

We also incorporate by reference into this prospectus all documents filed by us with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement, and all documents filed by us with the Securities Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on For 8-K, as well as proxy statements.

Documents incorporated by reference are available from us, without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address.

Tut Systems, Inc.

6000 SW Meadows Road, Suite 200

Lake Oswego, Oregon 97035

(971) 217-0400

Attn: Investor Relations

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies of supercedes the statement.